GROUP FINANCE & CONTROL
Hans van Barneveld
Group Controller
P.O. Box 810, 1000 AV Amsterdam
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject	Date
ING Groep N.V. Annual Report on Form 20-F for the	April 22, 2011
Fiscal year ended December 31, 2009 (File No. 001-14642)
Dear Mr. Rosenberg,
We are currently finalizing our response to your letter, dated March 10, 2011, and we confirm our intention to submit our response by April 28, 2011. Please contact me should you have any additional comments or require additional information.
Very truly yours,

/s/ Hans van Barneveld

Hans van Barneveld
Group Controller

cc:	Mark Brunhofer
Ibolya Ignat
(Securities and Exchange Commission)

William D. Torchiana
Joram M. Lietaert Peerbolte
(Sullivan & Cromwell LLP)

Amstelveenseweg 500, P.O. Box 810, 1000 AV Amsterdam	www.ing.com
T (020) 541 88 80 F (020) 541 8500	ING Groep N.V., registered office Amsterdam
E hans.van.barneveld@ing.com	Trade Register no. 33231073 Amsterdam